
October 28, 2020

Marlene Krauss
Chief Executive Officer
KBL MERGER CORP. IV
30 Park Place
Suite 45E
New York, NY 10007

> **Re: KBL MERGER CORP. IV**
> **Form S-1**
> **Filed October 19, 2020**
> **File No. 333-249539**

Dear Dr. Krauss:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael T. Campoli, Esq.